EXHIBIT 12

AEP TEXAS NORTH COMPANY
Computation of Ratios of Earnings to Fixed Charges
(in thousands except ratio data)
	Year Ended December 31,					Twelve Months Ended
	1998	1999	2000	2001	2002	9/30/03
Earnings:
Net Income Before Extraordinary Item and
Cumulative Effect of Accounting Change	$37,725	$31,867	$27,450	$12,310	$(13,677)	$27,883
Plus Federal Income Taxes	28,088	4,187	5,315	16,760	2,806	10,041
Plus State Income Taxes	--	--	--	1,973	(1,363)	2,773
Plus Provision for Deferred Income Taxes	(6,626)	12,025	9,401	(11,891)	(12,275)	2,095
Plus Deferred Investment Tax Credits	(1,321)	(1,274)	(1,271)	(1,271)	(1,271)	(1,458)
Plus Fixed Charges (as below)	24,932	25,083	24,923	24,916	21,885	22,194

Total Earnings	$82,798	$71,888	$65,818	$42,797	$(3,895)	$63,528

Fixed Charges:
Interest on Long-term Debt	$20,352	$20,352	$18,017	$16,842	$17,174	$19,287 *
Interest on Short-term Debt	4,580	4,731	6,503	7,563	4,051	2,247 *
Estimated Interest Element in Lease Rentals	--	--	403	511	660	660

Total Fixed Charges	$24,932	$25,083	$24,923	$24,916	$21,885	$22,194

Ratio of Earnings to Fixed Charges	3.32	2.86	2.64	1.71	(0.17)	2.86

* Certain amounts have been reclassified between interest on short-term and long-term debt compared to periods prior to January 1, 2002. This reclassification had no affect on the ratio.

For the year ended December 31, 2002, the Earnings to cover Fixed Charges was deficient by $25,780,000.